May 27, 2016

Via Edgar

Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:     (202) 551-3295

Re: Ashford Hospitality Prime, Inc.
Form 10-K for the year ended December 31, 2014
Filed on March 16, 2015
File No. 001-35972

Form 8-K
Filed on February 26, 2015
File No. 001-35972

Dear Mr. Gordon:
As discussed in our teleconference on May 25, 2016, Ashford Hospitality Prime, Inc. will not include an adjustment for the incentive fees under the advisory agreement to calculate Adjusted EBITDA or Adjusted Funds From Operations in future filings with the Securities and Exchange Commission or press releases.
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer

Enclosures

cc:     Via Email
George Vlahakos, Esq.
Andrews Kurth LLP